Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2015	2014

Income before income taxes	$1,148	$1,470
Interest	92	92
Portion of rentals deemed to be interest	16	17

Income available for fixed charges	$1,256	$1,579

Fixed charges:
Interest	$92	$92
Portion of rentals deemed to be interest	16	17

Total fixed charges	$108	$109

Ratio of earnings to fixed charges	11.59	14.54

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.